
January 12, 2024

Gerald Haddock
Director
Silver Star Properties REIT, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Silver Star Properties REIT, Inc.**
> **DEFA14A filed January 5, 2024**
> **File No. 001-41786**

Dear Gerald Haddock:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

DEFA14A filed January 5, 2024

General

1.   We note your responses to prior comments one and three and are unable to agree that the registrant has provided an adequate factual foundation for the following statements. Please refrain from including these or similar statements in future soliciting material. Please also note with respect to any future statements the registrant may make that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

     • You will be with us as we forge ahead, committed to digging out of the hole that Hartman created and creating future profits for all stockholders.
     • [Allen Hartman] is even using his inexperienced daughter, never having made a dime for any stockholder, to contact you and is still grooming her to take over your company if he regains control.
     • Hartman knowingly and intentionally caused significant [damages] to the company

        with the help of third parties
- In addition to other claims, Hartman illegally used a *lis pendens* against the company and later admitted it was wrong
- Hartman wants to avoid the payment of significant damages to the company for his actions referred to above
- Hartman wants 5 prime properties of Silver Star for his family which constitutes a "greenmail transaction" to the detriment of the shareholders

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions